SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.3)*

Agilysys, Inc.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

00847J105
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK Capital One LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
0

8.  SHARED VOTING POWER
4,418,447

9.  SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
4,418,447

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,418,447

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*[ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.1%

14.   TYPE OF REPORTING PERSON*
      OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael A. Kaufman

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
AF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
0

8.  SHARED VOTING POWER
4,418,447

9.  SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
4,418,447

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,418,447

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*[ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.1%

14.   TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK Capital Fund LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
0

8.  SHARED VOTING POWER
2,646,161

9.  SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
2,646,161

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,646,161

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*[ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.5%

14.   TYPE OF REPORTING PERSON*
      PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paloma International L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
0

8.  SHARED VOTING POWER
1,772,286

9.  SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
1,772,286

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,772,286

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*[ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.7%

14.   TYPE OF REPORTING PERSON*
      PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

S. Donald Sussman

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
AF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
0

8.  SHARED VOTING POWER
1,772,286

9.  SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
1,772,286

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,772,286

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*[ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.7%

14.   TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, without par value (the "Common Stock"), of Agilysys, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of January 31, 2010 and amends and supplements the Schedule 13D filed on July 1, 2008, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), Michael A. Kaufman, a United States citizen (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership ("Paloma"), and S. Donald Sussman, a United States citizen (“Mr. Sussman,” and collectively, the "Reporting Persons").

The Reporting Persons collectively beneficially own 4,418,447 shares of Common Stock representing 19.1% percent of the outstanding shares of Common Stock.  The MAK Fund individually owns 2,646,161 shares of Common Stock representing 11.5% of the outstanding shares of Common Stock.  Paloma individually owns 1,772,286 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On November 19, 2009, the Reporting Persons and other related entities submitted an Acquiring Person Statement to the Issuer under the Ohio Control Share Acquisition Statute.  The Acquiring Person Statement requests that the Issuer call a shareholder meeting for the Issuer’s shareholders to vote on whether the Reporting Persons may acquire additional shares of Common Stock to increase their beneficial ownership of the outstanding shares to more than 20% but less than 33 1/3% (the “Share Acquisition”).  A copy of the Acquiring Person Statement is attached hereto as Exhibit D and is incorporated herein by reference (and was previously filed as an exhibit to Amendment No.1 to this Schedule 13D). There can be no assurance that the Reporting Persons will be able to complete the purchases of the additional shares of Common Stock contemplated by the Share Acquisition, or that market conditions, market prices, developments with the Issuer, changes in the Issuer’s prospects or other factors will not render such purchases financially undesirable to the Reporting Persons.  The special meeting of the Issuer’s shareholders to vote on the Share Acquisition will be held by the Issuer on February 18, 2010 (the “Special Meeting”).  On January 25, 2010, the Reporting Persons commenced their solicitation of proxies in connection with the Special Meeting.

MAK Capital additionally wishes to reiterate and reconfirm its previous statements that it is not seeking to control the Issuer.  A single MAK Capital employee, R. Andrew Cueva, serves on the Issuer's Board of Directors (the “Board”), after having been invited to join by the Board in 2008.  MAK Capital has no desire at this time to have more than one representative on the Issuer's Board.  For the avoidance of doubt, MAK Capital will not seek control of more than one-third of the Issuer's Board in the future.

ITEM 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Item 4, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.Material to be Filed as Exhibits.

Exhibit A –Joint Filing Agreement (previously filed)

Exhibit B – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days (previously filed)

Exhibit C – Power of Attorney

Exhibit D – Acquiring Person Statement (previously filed)

Exhibit E – Voting Trust Agreement (previously filed)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:           February 1, 2010

MAK CAPITAL ONE L.L.C.

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

/s/ Michael A. Kaufman Michael A. Kaufman

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., general partner

By: /s/ Michael J. Berner
Michael J. Berner, Vice President

S. DONALD SUSSMAN

By: /s/ Michael J. Berner
Michael J. Berner, Attorney-in-Fact

EXHIBIT C

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Michael J. Berner and Douglas W. Ambrose as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of May 9, 2006.

/s/  S. Donald Sussman
S. Donald Sussman
ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:
 On May 9, 2006, before me, the undersigned personally appeared, S. Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Diane R. Erickson
Diane R. Erickson, Notary Public
(signature and office of individual taking acknowledgement)